Exhibit 99.1

FIRST CAPITAL REALTY ANNOUNCES THIRD QUARTER 2017 RESULTS

Toronto, Ontario (November 7, 2017) - First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR), one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties, announced today financial results for the three and nine months ended September 30, 2017.

SELECTED FINANCIAL INFORMATION

(unaudited)	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Operating FFO (1) ($ millions)	$73.3	$68.8	$212.5	$194.5
Operating FFO per diluted share (1)	$0.30	$0.29	$0.87	$0.83
FFO (1) ($ millions)	$73.7	$67.5	$210.9	$195.7
FFO per diluted share (1)	$0.30	$0.28	$0.86	$0.84
Weighted average diluted shares for FFO (000s)	245,137	240,708	245,014	233,453
Total Same Property NOI (1) ($ millions)	$96.4	$93.5	$284.3	$276.9
Total Same Property NOI growth (1) (2)	3.1%	2.4%	2.7%	0.8%
Total portfolio occupancy (3) (4)	95.3%	94.9%
Total Same Property occupancy (3) (4)	96.3%	96.2%
Net income attributable to common shareholders ($ millions)	$83.0	$88.5	$558.3	$325.0
Net income attributable to common shareholders per diluted share	$0.34	$0.36	$2.25	$1.36
Weighted average diluted shares for net income (000s)	248,626	250,596	249,751	243,585

(1)	Refer to “Non-IFRS Financial Measures” section of this press release.
(2)	Prior periods as reported; not restated to reflect current period categories.
(3)	As at September 30.
(4)	Prior period restated to reflect occupancy at the Company's proportionate interest.

THIRD QUARTER FINANCIAL AND OPERATIONAL HIGHLIGHTS

●	Operating FFO per Share: Operating FFO per diluted share increased 4.5% to $0.299 from $0.286 in the same prior year period. Operating FFO in total dollars increased 6.6% or $4.5 million to $73.3 million vs. the same prior year period.

●	FFO per Share: FFO per diluted share increased 7.5% to $0.301 from $0.280 in the same prior year period. FFO in total dollars increased 9.3% or $6.2 million compared to the same prior year period.

●	Same Property NOI Growth: Total Same Property NOI increased 3.1% compared to the same prior year period.

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●	Portfolio Occupancy Rate: Total portfolio occupancy improved 0.3% from June 30, 2017 to 95.3% at September 30, 2017. Total portfolio occupancy increased 0.4% from September 30, 2016. Occupancy at September 30, 2017 and 2016 excluding vacant space held for development was 96.1% and 95.7% respectively.

●	Lease Renewal Rate Increase: Net rental rates for the quarter increased 3.2% per square foot on 438,000 square feet of lease renewals. The lease renewal rate increase for the Same Property portfolio was 2.7% on 348,000 square feet of renewals.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 1.9% or $0.37 per square foot over the same prior year period to $19.48 per square foot, primarily due to rent escalations.

●	Property Investments: The Company invested $41.4 million in development and redevelopment in the quarter, acquired one adjacent property and increased its interest in an existing property for $15.8 million. The Company also disposed of four properties for $30.7 million.

●	Net Income Attributable to Common Shareholders: Net income decreased to $83.0 million or $0.34 per diluted share compared to $88.5 million or $0.36 per diluted share for the same prior year period. The decrease was primarily due to a lower increase in the fair value of investment properties, offset by higher share of profit from joint ventures, and higher interest and other income.

“We are extremely pleased with our third quarter results. Year-to-date, we’ve had contributions from many areas of the business which collectively, have resulted in our full year expectations for growth in OFFO per share to be in the mid-single digits”, said Adam Paul, President and CEO.

“We have a talented team to execute a well-defined and sound strategy. This positions us very well to benefit from evolving retail trends and to deliver continued growth in Same Property NOI, FFO and NAV from our properties, over 90% of which are located in Canada’s largest urban markets, including 37% in the key Toronto area. As well, we will continue to mine our very substantial pipeline of incremental portfolio density with new projects further contributing to these metrics.” Mr. Paul concluded.

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FINANCIAL HIGHLIGHTS

As at	September 30		December 31
($ millions)	2017	2016	2016
Total assets (1)	$9,861	$9,069	$9,105
Unencumbered assets (2)	$7,358	$6,626	$6,627
Net debt to total assets (2)	43.3%	42.4%	42.6%
Weighted average term of fixed-rate debt (years) (2)	5.4%	5.5%	5.3

(1)	Presented in accordance with IFRS.
(2)	Reflects joint ventures proportionately consolidated.

DIVIDEND

The Company will pay a fourth quarter dividend of $0.215 per common share on January 16, 2018 to shareholders of record on December 29, 2017.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate at 2:00 p.m. (ET) on Wednesday, November 8, 2017, in a live conference call with senior management to discuss the Company’s results for the three and nine months ended September 30, 2017.

Teleconference

You can participate in the live conference by dialing 416-340-2217 or toll-free 866-696-5910 with access code 1087898. The call will be accessible for replay until November 22, 2017 by dialing 905-694-9451 or toll-free 800-408-3053 with access code 6007815.

Webcast

To access the live audio webcast and conference call presentation, please go to First Capital Realty’s website or click on the following link: Q3 2017 Conference Call. The webcast will be accessible for replay in the ‘Investors’ section of the website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ’1’ followed by ’4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ’1’ followed by ’3’. For assistance at any point during the call, press ’*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties where people live and shop for everyday life. The Company currently owns interests in 160 properties, totaling approximately 25 million square feet of gross leasable area.

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Non-IFRS Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to proportionate interest, NOI, Same Property NOI, FFO, Operating FFO and ACFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the nine months ended September 30, 2017, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. Reconciliations of certain non-IFRS measures to their nearest IFRS measures are included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law, including statements regarding growth expectations in OFFO per share, Same Property NOI, FFO and NAV, new projects and retail trends. These forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations and are subject to risks and uncertainties that could cause the outcome to differ materially from current expectations. Such risks and uncertainties include, among others, general economic conditions; tenant financial difficulties, defaults and bankruptcies; increases in operating costs and property taxes; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; development, intensification and acquisition activities; residential development, sales and leasing; risks in joint ventures; environmental liability and compliance costs and uninsured losses, in addition to those risks discussed in the Company’s MD&A for the year ended December 31, 2016 and in its current Annual Information Form. Readers, therefore, should not place undue reliance on any such forward-looking statements. First Capital Realty undertakes no obligation to publicly update any such forward-looking statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

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For further information:

Adam Paul

President & CEO

(416) 216-2081
adam.paul@fcr.ca

Kay Brekken

Executive Vice President & CFO
(416) 216-2051

kay.brekken@fcr.ca

www.fcr.ca

TSX: FCR

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